UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Edgewise Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

28036F 105

(CUSIP Number)

Barbara Fiorini Due

Novo Holdings A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 28036F 105

1.	Name of Reporting Person: Novo Holdings A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 6,071,703
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 6,071,703
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,071,703
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 9.6% (1)
14.	Type of Reporting Person: CO

(1)

Based upon 63,279,401 shares of the Issuer’s Common Stock outstanding as of April 30, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2023.

This amendment (“Amendment No. 3”) amends the Schedule 13D originally filed with the SEC on March 31, 2021, as subsequently amended by Amendment No. 1 filed on September 16, 2022 and Amendment No 2 filed on September 30, 2022 (collectively, the “Schedule”), to report and reflect that Kenneth Harrison, Ph.D. a board member of the Issuer designated by Novo Holdings A/S, resigned as a director effective June 19, 2023. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule.

Item 2.	Identity and Background

Item 2 is amended and replaced in its entirety as follows:

(a)

Novo Holdings A/S, a Danish corporation, is an investment firm focused on life sciences and finance that is wholly owned by Novo Nordisk Foundation (the “Foundation”), a Danish commercial foundation. Novo Holdings A/S is the holding company in the group of Novo companies (currently comprised of Novo Nordisk A/S and Novozymes A/S) and is responsible for managing the Foundation’s assets, including its financial assets. Based on the governance structure of Novo Holdings A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo Holdings A/S. Kenneth Harrison, Ph.D., who is employed as a partner at Novo Ventures (US), Inc., which provides certain consultancy services to Novo Holdings A/S, resigned as a director of the Issuer effective June 19, 2023. Dr. Harrison is not deemed to be a beneficial owner of the securities held by Novo Holdings A/S.

The name of each director and executive officer of both Novo Holdings A/S and the Foundation is set forth on the updated Schedule I to this Amendment No. 3.

(b)	The business address of both Novo Holdings A/S and the Foundation is Tuborg Havnevej 19, 2900 Hellerup, Denmark.

The residence or business address of each director and executive officer of both Novo Holdings A/S and the Foundation is set forth on the updated Schedule I to this Schedule 13D.

(c)

Novo Holdings A/S, a holding company that is responsible for managing the Foundation’s assets, provides seed and venture capital to development stage companies and invests in well-established companies within the life science and biotechnology sector.

The Foundation is a Danish self-governing and profit-making foundation, whose objectives are to provide a stable basis for commercial and research activities undertaken by the group of Novo companies and to support scientific, humanitarian and social purposes through grants.

(d)	Within the last five years, neither Novo Holdings A/S, the Foundation, nor any person named in the updated Schedule I has been convicted in any criminal proceedings.

(e)

Within the last five years, neither Novo Holdings A/S, the Foundation, nor any person named in the updated Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 is amended and replaced in its entirety as follows:

Novo Holdings A/S purchased the Issuer securities based on its belief that the Issuer securities, when purchased, constituted an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to Novo Holdings A/S, and the availability of Issuer securities at prices that would make the purchase or sale of such securities desirable, Novo Holdings A/S may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Issuer securities on the open market or in private transactions or otherwise, on such terms and at such times as Novo Holdings A/S may deem advisable.

Kenneth Harrison, Ph.D. is employed as a partner at Novo Ventures (US), Inc., which provides certain consultancy services to Novo Holdings A/S. In August 2019, Kenneth Harrison, Ph.D. was appointed to the Issuer’s Board of Directors (the “Board”) in connection with the investment in the Issuer by Novo Holdings A/S. Dr. Harrison resigned as a director of the Issuer effective June 19, 2023. Dr. Harrison is not deemed to be a beneficial owner of the securities held by Novo Holdings A/S.

Novo Holdings A/S does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and Board, other investment opportunities available to Novo Holdings A/S, the price levels of the Issuer securities, conditions in the securities markets and general economic and industry conditions, Novo Holdings A/S may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, engaging in communications and information exchanges with the Issuer’s management and Board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and Novo Holdings A/S’s investment, making recommendations concerning changes to the Issuer’s operations, governance or capitalization, potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, acquiring additional Issuer securities, disposing of some or all of such securities, or changing its intention with respect to any and all matters referred to in Item 4.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2023	Novo Holdings A/S

/s/ Barbara Fiorini Due
	By:	Barbara Fiorini Due
	Its:	General Counsel, Finance & Operations

Schedule I

Information regarding each director and executive officer of both Novo Holdings A/S and the Novo Nordisk Foundation is set forth below.

Novo Holdings A/S
Name, Title	Address	Principal Occupation	Citizenship
Lars Rebien Sørensen, Chairman of the Board	Christianholms Tværvej 27, 2930 Klampenborg Denmark	Professional Board Director	Denmark

Steen Riisgaard, Vice Chairman of the Board	Hestetangsvej 155, 3520 Farum, Denmark	Professional Board Director	Denmark

Jean-Luc Butel, Director	235 Arcadia Road unit # 10-3 289843 Singapore	Global Healthcare Advisor, President, K8 Global Pte Ltd.	Singapore

Jeppe Christiansen, Director	Classensgade 59, 5. th. 2100 Copenhagen Ø Denmark	Chief Executive Officer, Fondsmaeglerselskabet Maj Invest A/S	Denmark

Francis Michael Cyprian Cuss, Director	111 Rippling Brook Way, Bernardsville, NJ 07924 USA	Biopharmaceutical Consultant	United Kingdom United States

Britt Meelby Jensen Director	Bukkeballevej 10 2960 Rungsted Kyst Denmark	Professional Board Director	Denmark

Viviane Monges, Director	Chemin de Craivavers 32, 1012 Lausanne Switzerland	Professional Board Director	France

Henrik Poulsen, Director	Emiliekildevej 36 2930 Klampenborg Denmark	Professional Board Director and Senior Advisor, A.P. Møller Holding A/S,	Denmark

Susanne Antonie Schaffert Director	Am Eichenwald 18 91054 Erlangen Germany	Professional Board Director	Germany

Kasim Kutay, Chief Executive Officer of Novo Holdings A/S	Bredgade 65, 3.tv. 1260 Copenhagen K. Denmark	Chief Executive Officer of Novo Holdings A/S	United Kingdom

Nigel Kevin Govett Chief Financial Officer of Novo Holdings A/S	Kløvervang 10, 2970 Hørsholm, Denmark	Chief Financial Officer of Novo Holdings A/S	United Kingdom

Novo Nordisk Foundation
Name, Title	Address	Principal Occupation	Citizenship
Lars Rebien Sørensen, Chairman of the Board	Christianholms Tværvej 27 2930 Klampenborg Denmark	Professional Board Director	Denmark

Lars Henrik Munch, Vice Chairman of the Board	Galionsvej 46 1437 Copenhagen K Denmark	Professional Board Director	Denmark

Mads Krogsgaard Thomsen, Chief Executive Officer	Præstevejen 38 3230 Græsted Denmark	Chief Executive Officer, Novo Nordisk Foundation	Denmark

Ole Jakob Müller, Director	Borgmester Jensens A 11, 4. 0003 2100 København Ø Denmark	Environmental Consultant	Denmark

Lars Henrik Fugger, Director	72 Staunton Road, Headington OX3 7TP Oxford Great Britain	Professor, John Radcliffe Hospital, University of Oxford, Oxford, Great Britain	Denmark

Liselotte Højgaard, Director	Grønningen 21, 4. 1270 Copenhagen K Denmark	Professor	Denmark

Mads Boritz Grøn, Director	Horsevænget 4 3400 Hillerød Denmark	Senior Lead Auditor	Denmark

Steen Riisgaard, Director	Hestetangsvej 155 3520 Farum Denmark	Professional Board Director	Denmark

Stig Strøbaek, Director	Furesøgårdsvej 2 3520 Farum Denmark	Electrician	Denmark

Nana Sejbæk Director	Vinrankevej 3 2900 Hellerup Denmark	Professional Board Director	Denmark

Christopher Ashby Voigt Director	57 Elizabeth Rd Belmont, MA 02478 USA	Professor, Massachusetts Institute of Technology, Massachusetts, USA	United States